Exhibit 99.2

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Unaudited Condensed Consolidated Interim Financial Statements

As of June 30, 2021 and December 31, 2020

For the Six-Month Periods Ended June 30, 2021 and 2020

INDEX TO UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

CONTENTS

Unaudited Condensed Consolidated interim income statements	3
Unaudited Condensed Consolidated interim statements of comprehensive income	4
Unaudited Condensed Consolidated interim balance sheets	5
Unaudited Condensed Consolidated interim statements of changes in equity	6
Unaudited Condensed Consolidated interim statements of cash flows	7
Notes to the unaudited condensed consolidated interim financial statements	8

1.	Principal activities and corporate information
2.	Basis of preparation
2.1	Basis of preparation
2.2	New standards, interpretations and amendments adopted by the Company
3.	Significant changes in the current reporting period
4.	Segment information
5.	Income tax
6.	Financial assets and financial liabilities
7.	Inventories
8.	Property, plant and equipment
9.	Other current liabilities
10.	Related party transactions
11.	Subsequent event
12.	Approval of the financial statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

For the six-months ended June 30, 2021 and 2020

			2021	2020
	Note		US$’000	US$’000
Revenue	4	(e)	225,282	127,614
Cost of sales	7		(207,414)	(115,544)

Gross profit			17,868	12,070
Other operating income			238	262
Selling, general and administrative expenses			(13,025)	(11,844)
Other operating expenses			(117)	(224)

Operating profit			4,964	264
Finance costs			(583)	(370)
Finance income			76	178
Share of loss of associates			(1)	(1)
Exchange (loss)/gain			(2,776)	145
Other income			731	584
Other expense			(1)	—

Profit before tax			2,410	800
Income tax expense	5		(1,738)	(1,134)

Profit/ (loss) for the period			672	(334)

Attributable to:
Equity holders of the parent			(116)	(1,180)
Non-controlling interests			788	846

			672	(334)

Loss per share
Basic and diluted loss for the period attributable to equity holders of the parent			$(0.01)	$(0.09)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

For the six-months ended June 30, 2021 and 2020

			2021	2020
	Note		US$’000	US$’000
Profit/ (loss) for the period			672	(334)
Other comprehensive income/(loss)
Other comprehensive income /(loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0			(10,072)	(6,919)

			(10,072)	(6,919)
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at fair value through other comprehensive income/(loss)	6	(d)	645	(1,069)
Income tax effect	5		(129)	214

Other comprehensive income from equity instruments measured at fair value, net of tax			516	(855)

Re-measuring income on defined benefit plans			244	134
Income tax effect	5		(49)	(26)

Defined benefit pension plan, net of tax			195	108

Other comprehensive loss for the period, net of tax			(9,361)	(7,666)

Total comprehensive loss for the period, net of tax			(8,689)	(8,000)

Attributable to:
Equity holders of the parent			(5,219)	(6,096)
Non-controlling interests			(3,470)	(1,904)

			(8,689)	(8,000)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

			As of
			30-Jun-21	31-Dec-20
	Note		US$’000	US$’000
Assets
Current assets
Cash and cash equivalents			39,014	52,237
Financial assets at fair value through profit or loss	6		441	—
Trade receivables			98,012	82,071
Other receivables			3,472	6,192
Contract assets			9,286	10,245
Due from related parties	10		11,983	10,982
Inventories	7		133,297	96,371
Prepayments			5,759	4,055
Other current assets			5,357	1,546

			306,621	263,699
Non-current assets
Financial assets at fair value through other comprehensive income	6		2,866	2,271
Property, plant and equipment	8		53,331	54,700
Right of use assets			3,023	3,248
Investment properties			6,108	6,378
Intangible assets			148	180
Investments in associates			870	930
Deferred tax assets			3,961	3,889
Other non-current assets			3,564	2,824

			73,871	74,420

Total assets			380,492	338,119

Liabilities
Current liabilities
Interest-bearing loans and borrowings	6	(b)	56,193	10,131
Trade and other payables			38,077	27,370
Due to related parties	10		6,541	10,620
Accruals			20,397	21,361
Current tax liabilities			3,205	3,567
Employee benefit liabilities			1,918	1,950
Lease liabilities	6	(d)	449	551
Other current liabilities	9		10,907	7,826

			137,687	83,376
Non-current liabilities
Interest-bearing loans and borrowings	6	(b)	3,493	3,650
Employee benefit liabilities			9,580	10,027
Lease liabilities	6	(d)	1,675	1,783
Deferred tax liabilities			4,686	4,408

			19,434	19,868

Total liabilities			157,121	103,244

Equity
Issued capital			138	138
Additional paid-in capital			110,416	110,416
Treasury shares			(38)	(38)
Retained earnings			52,716	52,832
Other components of equity			(10,591)	(5,488)

Equity attributable to equity holders of the parent			152,641	157,860
Non-controlling interests			70,730	77,015

Total equity			223,371	234,875

Total liabilities and equity			380,492	338,119

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2020		138	110,416	(38)	53,384	(1,621)	1,384	(9,809)	153,854	74,581	228,435
Profit (loss) for the half-year		—	—	—	(1,180)	—	—	—	(1,180)	846	(334)
Other comprehensive income/(loss)		—	—	—	—	55	(435)	(4,536)	(4,916)	(2,750)	(7,666)

Total comprehensive income/(loss)		—	—	—	(1,180)	55	(435)	(4,536)	(6,096)	(1,904)	(8,000)
Dividend paid		—	—	—	—	—	—	—	—	(1,207)	(1,207)

Balance at June 30, 2020		138	110,416	(38)	52,204	(1,566)	949	(14,345)	147,758	71,470	219,228

Balance at January 1, 2021		138	110,416	(38)	52,832	(1,540)	655	(4,603)	157,860	77,015	234,875
Profit (loss) for the half-year		—	—	—	(116)	—	—	—	(116)	788	672
Other comprehensive income/(loss)		—	—	—	—	99	263	(5,465)	(5,103)	(4,258)	(9,361)

Total comprehensive income/(loss)		—	—	—	(116)	99	263	(5,465)	(5,219)	(3,470)	(8,689)
Dividends paid		—	—	—	—	—	—	—	—	(2,815)	(2,815)

Balance at June 30, 2021		138	110,416	(38)	52,716	(1,441)	918	(10,068)	152,641	70,730	223,371

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the six-months ended June 30, 2021 and 2020

		2021	2020
	Note	US$’000	US$’000
Operating activities:
Profit before tax		2,410	800
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	8	2,659	2,577
Impairment of property, plant and equipment	8	28	—
Amortization of intangible assets		27	29
Gain on disposal of property, plant and equipment		(114)	(43)
Adjustment for gain on fair value of derivatives		(458)	(25)
Finance income		(76)	(178)
Finance costs		583	370
Share of loss of associates		1	1
Impairment for trade receivables		89	223
Reversal of impairment for trade receivables for related parties		(4)	(7)
Reversal of impairment for other receivable		—	(111)
Impairment of inventories	7	2,584	982
Unrealized foreign exchange difference, net		2,037	111
Changes in operating assets and liabilities
Trade and other receivable, net		(19,022)	22,042
Contract assets		791	2,886
Inventories		(44,828)	(22,667)
Prepayment and other current assets		(5,858)	(3,427)
Amounts due to/from related parties		731	633
Other non-current assets		(283)	(80)
Trade and other payables, accruals, other current liabilities and
other non-current liabilities		15,016	7,215

Net cash flows (used in) provided by operating activities		(43,687)	11,331
Interest received		84	1,032
Interest paid		(485)	(296)
Income tax paid		(2,168)	(1,220)

Net cash (used in) provided by operating activities		(46,256)	10,847
Investing activities:
Purchases of property, plant and equipment		(4,226)	(3,892)
Purchases of intangible assets		(1)	(55)
Purchases of investment properties		—	(4,865)
Purchases of long-term bank deposits		(39)	(604)
Purchases of short-term bank deposits		(1,281)	(6,388)
Proceeds from disposal of property, plant and equipment		133	64
Proceeds from maturities of short-term bank deposits		3,509	—

Net cash used in investing activities		(1,905)	(15,740)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries		(2,815)	(1,207)
Repayments of borrowings		(2,817)	(2,297)
Repayments of borrowings - related parties		(6,000)	—
Proceeds from borrowings		50,650	9,340
Principal elements of lease payments		(316)	(274)

Net cash provided by financing activities		38,702	5,562
Effect of exchange rate		(3,764)	(1,421)

Net decrease in cash and cash equivalents		(13,223)	(752)
Cash and cash equivalents at beginning of year		52,237	53,673

Cash and cash equivalents at end of period		39,014	52,921

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

Asia Pacific Wire & Cable Corporation Limited (“APWC”), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. APWC is principally engaged in owning operating companies engaged in the power cable, telecommunication cable, enameled wire and electronic cable industry. APWC’s registered office is located at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda. APWC’s executive business office is presently located in Taipei, Taiwan.

APWC’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Operating Subsidiaries also engage in the distribution of certain wire and cable products manufactured by PEWC and third parties. The Operating Subsidiaries also provides project engineering services in supply, delivery and installation (the “SDI”) of power cable to certain of its customers.

APWC is listed and traded its common shares on the Nasdaq Capital Market.

2.	BASIS OF PREPARATION

2.1

The unaudited condensed consolidated interim financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except when otherwise indicated.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the annual consolidated financial statements of APWC and its subsidiaries (collectively as the “Company”) for the year ended December 31, 2020. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

2.2	New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Company has not early adopted any standards, interpretation or amendments that has been issued but is not yet effective.

Several amendments apply for the first time in 2021, but have an immaterial impact on the unaudited condensed consolidated interim financial statements of the Company.

Interest rate benchmark reform Phase 2 – Amendments to IFRS 9, IAS 37, IFRS 7, IFRS 4 and IFRS16

The amendments provide practical reliefs related to modifications of financial instruments and lease contracts or hedging relationships triggered by a replacement of benchmark interest rate in a contract with a new alternative benchmark rate. The amendments had no impact on the unaudited condensed consolidated interim financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2	New standards, interpretations and amendments adopted by the Company (continued)

Several amendments are effective for annual reporting periods beginning on or after January 1, 2022, but none of these are expected to have a material impact on its consolidated financial statements.

Reference to the conceptual framework: Amendments to IFRS 3

The amendments are intended to update IFRS 3 refers to the Conceptual Framework issued in March 2018 instead of the 1989 Framework, and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provision, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Company does not expect the amendments to have an impact on its consolidated financial statements.

Property, plant and equipment: proceeds before intended use – Amendments to IAS 16

On May 14, 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The Company does not expect the amendments to have an impact on its consolidated financial statements.

Onerous contracts – Amendments to IAS 37

On May 14, 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that related directly to a contract to provide goods or services include both incremental costs and allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. The Company will apply these amendments to contacts for which the Company has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

The Company does not expect the amendments to have a material impact on its consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

Our manufacturing and production have been affected by the outbreak of COVID-19. COVID-19 has affected and disrupted our operations and the operations of our suppliers, customers, and other business partners, including as a result of travel restrictions, business shutdowns, and other COVID-19 containment measures. A slowdown in economic activity as a result of COVID-19 has also resulted in, and could continue to result in, a reduction in demand for our products.

Our China production facilities had been operating back to normal production levels in the first half of 2021. Although our production in China has recovered, there can be no assurance that it will not decrease again as a result of COVID-19.

With the introduction of Stabilization Phase of Transition to COVID-19 Resilience by Singapore government and updates to border measures which effective from 26 October 2021 onwards we are in the opinion that these soften measures in response to COVID-19 could have a positive impact on our business, financial condition or results of operations. However, we cannot predict whether the Singapore government will again institute measures requiring businesses to close or reduce on-site staff, or if it will institute other measures in response to COVID-19 that could have a material adverse effect on our business, financial condition or results of operations. COVID-19 has had, and is expected to continue to have, a negative impact on our business in Singapore. In addition, COVID-19 has delayed the fulfillment of contracts with our customers, causing negative impacts on our cash flow and liquidity. If we are not able to expand or extend lines of credit from banks, we may negotiate business terms with our suppliers to meet our liquidity needs in Singapore, which could cause an increase in financing costs.

The business operation in Australia has experienced certain degree of impact from global pandemic of COVID-19. Two of the biggest states in the country has locked down a few times during the year, undoubtedly there are interruption in business operation in those areas leading to reduction in sales volume and business confidence. Fortunately, our factory operation in Brisbane, Queensland has been classified as essential business which allows us to continue to operate during the lockdown stage. The business in Queensland has not been adversely affected due to border closure between states, shortage of supply of imported cables, and demand from existing building infrastructure and projects. However, ongoing increase in freight costs, continue rising of material costs due to shortage and shipping issue, would certainly add pressure to our cashflow and business operation and pose challenges to the already competitive market environment.

The impact of COVID-19 is constantly changing. Our operations in Thailand could be materially and adversely affected if an outbreak recurs in these regions. Although we are monitoring the situation, the extent to which COVID-19 impacts our business will depend on future developments, which are uncertain and unpredictable in nature.

We are facing increased operational challenges as we take measures to support and protect employee health and safety as a result of COVID-19. For example, in order to protect the employees from COVID-19, the Company has taken measures to protect its employees, including temperature checks before entering the workplace, mandatory mask-wearing, social distancing, and work from home. We have also implemented staggered work hours to lower the risk that our employees might get infected on public transportations if they commute during peak hours. In particular, our remote work arrangements, coupled with stay-at-home orders and quarantines, pose challenges to our employees and our IT systems, and the extension of remote work arrangements could increase operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business. The increased operational challenges could have a material and adverse effect on our business, financial conditions, and results of operations. In addition, Copper prices have risen by more than 20% from the end of 2020 to the end of October 2021, which has the effect of the value of our inventory.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

COVID-19 has also adversely impacted the recoverability of certain of our assets. COVID-19 is expected to continue to impact the recoverability of the Company’s assets and lead to further impairment charges in the future.

4.	SEGMENT INFORMATION

4(a)	Basis of segments

Each segment engages in business activities which generate revenues and incur expenses. Based upon the information provided to the Company’s chief operating decision maker (“CODM”) to make decisions on resource allocation and operating performance evaluation, the Company has determined that it has three reportable segments.

The Company organizes its business segments along reporting lines and has three operating segments, consisting of the North Asia region, the Thailand region and the Rest of the World (“ROW”) region. The Company considers the economic characteristics similarity in determining the reportable segments.

As the three operating segments exceed the quantitative thresholds, they are also reportable segments. The accounting policies for segment information, including transactions entered between segments are generally the same as those described in the summary of significant accounting policies.

Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

4(b)	Information about reportable segments

Period ended June 30, 2021	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	54,092	98,632	72,558	225,282	—	225,282
Inter-segment	—	4	—	4	(4)	—
Segment operating profit (loss)	1,484	3,873	904	6,261	(1,418)	4,843
Depreciation and amortization (Included depreciation from right of use assets)	(476)	(1,378)	(776)	(2,630)	(54)	(2,684)
Depreciation from right of use assets	(18)	—	(274)	(292)	(35)	(327)
Impairment of property, plant and equipment	—	(28)	—	(28)	—	(28)
Interest income	22	53	1	76	—	76
Interest expense	(123)	(140)	(148)	(411)	(91)	(502)
Income tax (expense)/benefit	(1,139)	(565)	(445)	(2,149)	411	(1,738)
Other disclosures
Capital expenditure	1,026	3,098	103	4,227	—	4,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (continued)

4(b)	Information about reportable segments (continued)

Period ended June 30, 2020	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	29,428	62,415	35,771	127,614	—	127,614
Inter-segment	—	—	—	—	—	—
Segment operating profit (loss)	887	2,290	(1,447)	1,730	(1,504)	226
Depreciation and amortization(Included depreciation from right of use assets)	(383)	(1,371)	(794)	(2,548)	(58)	(2,606)
Depreciation from right of use assets	(22)	—	(246)	(268)	(35)	(303)
Impairment of property, plant and equipment	—	—	—	—	—	—
Interest income	40	131	7	178	—	178
Interest expense	(100)	(69)	(116)	(285)	—	(285)
Income tax (expense)/benefit	(605)	(398)	(53)	(1,056)	(78)	(1,134)
Other disclosures
Capital expenditure	1,086	2,831	30	3,947	—	3,947

Adjustments	and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (continued)

4(c)	Reconciliation of segment operating profit (loss)

	For six-months ended June 30
	2021	2020
	US$’000	US$’000
Segment operating profit	6,261	1,730
Corporate expense	(1,418)	(1,504)

	4,843	226
Other operating income	238	262
Other operating expenses	(117)	(224)

Operating profit	4,964	264
Finance costs	(583)	(370)
Finance income	76	178
Share of loss of associates	(1)	(1)
Exchange (loss) / gain	(2,776)	145
Other income	731	584
Other expense	(1)	—

Profit before tax	2,410	800

4(d)	Segment assets and liabilities

	North Asia	Thailand	ROW	Total segments	Corporate adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of June 30, 2021
Total assets	57,363	203,577	111,676	372,616	7,876	380,492

Total liabilities	18,770	72,583	59,366	150,719	6,402	157,121

As of December 31, 2020
Total assets	52,436	173,967	100,823	327,226	10,893	338,119

Total liabilities	12,647	29,911	47,132	89,690	13,554	103,244

Reconciliation	of assets:

	As of June 30,	As of December 31,
	2021	2020
	US$’000	US$’000
Segment operating assets	372,616	327,226
Corporate and other assets	3,045	6,074
Investment in associates	870	930
Deferred tax assets	3,961	3,889

Total assets	380,492	338,119

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (continued)

4(d)	Segment assets and liabilities (continued)

Reconciliation of liabilities:

	As of June 30, 2021	As of December 31, 2020
	US$’000	US$’000
Segment operating liabilities	150,719	89,690
Corporate liabilities	1,716	9,146
Deferred tax liabilities	4,686	4,408

Total liabilities	157,121	103,244

4(e)	Disaggregated revenues and geographical information

(i)Revenue from external customers is summarized as the following major categories:

.

Period ended of June 30, 2021	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	33,042	59,148	92,190	—	92,190
Enamel	54,091	54,034	—	108,125	—	108,125
Others*	1	11,556	13,410	24,967	—	24,967

	54,092	98,632	72,558	225,282	—	225,282

Timing of revenue recognition
At a point in time	54,092	98,523	65,351	217,966	—	217,966
Over time	—	109	7,207	7,316	—	7,316

	54,092	98,632	72,558	225,282	—	225,282

*	include revenues from SDI service contracts (which amounted to US$11.6 million in 2021, and sale of other wires and cables products

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (continued)

4(e)	Disaggregated revenues and geographical information (continued)

(i)Revenue from external customers is summarized as the following major categories (continued):

Period ended June 30, 2020	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	23,785	34,759	58,544	—	58,544
Enamel	29,429	26,642	—	56,071	—	56,071
Others*	—	11,988	1,011	12,999	—	12,999

	29,429	62,415	35,770	127,641	—	127,614

Timing of revenue recognition
At a point in time	29,429	62,320	35,732	127,481	—	127,481
Over time	—	95	38	133	—	133

	29,429	62,415	35,770	127,614	—	127,614

*	include revenues from SDI service contracts (which amounted to US$0.04 million in 2020 fabrication service contracts, and sale of other wires and cables products.)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (continued)

4(e)	Disaggregated revenues and geographical information (continued)

(ii) Revenue from external customers is attributed to individual countries based on the customer’s country of Domicile and is summarized as follows:

	For six-months ended June 30
	2021	2020
	US$’000	US$’000
Revenues from external customers
Thailand	87,059	55,606
Singapore	35,714	15,265
Australia	32,585	17,658
China	59,196	31,108
India	564	1,645
Southeast Asia	10,162	6,329
Northeast Asia	2	3

	225,282	127,614

Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.

4(f)	Non-current assets information

The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of June 30,	As of December 31,
	2021	2020
	US$’000	US$’000
Non-current assets by area:
Thailand	40,104	41,232
Singapore	6,037	6,620
China	10,453	9,354
Australia	7,604	8,006
Others	119	173

Total non-current assets	64,317	65,385

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5.	INCOME TAX

The Company calculated the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expenses in the unaudited condensed consolidated interim financial statements are:

	For the six months ended June 30
	2021	2020
	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	1,878	1,814

Total current income tax	1,878	1,814
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	(140)	(680)

Total deferred tax expenses/(benefits)	(140)	(680)

Income tax expense reported in the income statement	1,738	1,134

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	129	(214)
Net income (loss) on actuarial gains and losses
Recognized during the year	49	26

Income tax benefits charged to other comprehensive (loss) income	178	(188)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

6(a)	Other financial assets and liabilities

	As of June 30,	As of December 31,
	2021	2020
	US$’000	US$’000

Financial assets at fair value through other comprehensive income
Equity instrument (Note 6(d))	2,866	2,271

	2,866	2,271

Financial assets at fair value through profit or loss
Foreign exchange forward contracts (Note 6(c))	441	—

	441	—

(i)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss reflect the changes in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchase transactions.

(ii)	Financial assets at fair value through other comprehensive income - unquoted equity instrument

On January 1, 2018, the date of initial application of IFRS 9, the Company elected to reclassify its unquoted equity instrument in Thai Metal Processing Co., Ltd (“TMP”), which is engaged in the fabrication of copper rods, from financial assets – available-for-sale to financial assets at fair value through other comprehensive income due to the investment being hold as a long-term strategic investment and not expected to be sold in the short to medium term.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

6(b) Interest-bearing loans and borrowings

Under the line of credit arrangements for debt with the Company’s banks, the Company may borrow up to approximately $264,150 and $264,162 as of June 30, 2021 and December 31, 2020, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of June 30, 2021 and December 31, 2020, the unused portion of the credit lines was approximately $144,932 and $200,340, respectively, which included unused letters of credit amounting to $61,484 and $95,034, respectively.

Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of June 30, 2021 and December 31, 2020, the Company had open letters of credit amounting to $56,843 and $18,077, respectively. Liabilities relating to the opened letters of credit are included in current liabilities.

Interest bearing loans and borrowings are including current portion $56,193 and $10,131 as of June 30, 2021 and December 31, 2020, respectively.

	As of June 30, 2021					As of December 31, 2020
	Interest rate	Maturity Local currency				Interest rate	Maturity	Local currency
	%		‘000		US$’000%			‘000		US$’000
Interest-bearing loans and borrowings
Bank loans	3.07	Mar.2045	AUD$	4,797	3,606	3.07	Mar. 2045	AUD$	4,883	3,764
Bank loans	3.85 ~ 5.0	Jul. 2022	RMB$	48,000	7,424	4.5 ~4.9	Jun. 2021	RMB$	17,800	2,736
Trust receipt	0.68 ~ 3.0	Jun. 2022	THB$	1,412,297	44,332	0.9 ~ 1.0	Mar. 2021	THB$	74,176	2,488
Trust receipt	1.99	Oct. 2021	SGD$	5,812	4,324	2.32	Apr. 2021	SGD$	6,332	4,793

Total					59,686					13,781

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

6(c) Hedging activities and derivatives

(i) Commodity price risk

The Company purchases copper on an ongoing basis as its operating activities require a continuous supply of copper for manufacturing products. To reduce the exposures to copper shortage, the Company enters into purchase contracts with commitment of monthly minimum purchase at market prices for selected operating units. The majority of these transactions take the form of contracts that are entered into and continue to be held for the purpose of receipt or delivery of the copper based on the Company’s expected purchase, sale or usage requirements. Such purchase commitment contracts are not deemed financial instruments or derivatives. To date, these contract positions have not had a material effect on the Company’s financial position, results of operations, and cash flow.

(ii) Foreign currency risk

The Company enters into foreign exchange forward contracts with the intention to reduce the foreign exchange risk of expected sales and purchase transactions. These contracts are entered into the periods consistent with foreign currency exposure of the underlying transaction, generally from one to 12 months. These contracts are not designated in hedge relationships, and are measured at fair value through profit or loss.

As of June 30, 2021 and December 31, 2020, the Company had outstanding forward contracts with notional amounts of $12 million and $0 million, respectively. The outstanding forward contracts at June 30, 2021 and December 31, 2020 mature between August 10 and December 15, 2021, respectively.

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	As of June 30, 2021		As of December 31,2020
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	441	—	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

6(d) Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Financial assets at amortized cost
Cash and cash equivalents	39,014	52,237	39,014	52,237
Financial assets at fair value through profit or loss	441	—	441	—
Trade receivables	98,012	82,071	98,012	82,071
Other receivables	3,472	6,192	3,472	6,192
Due from related parties	11,983	10,982	11,983	10,982
Financial assets-non-current
Financial assets at fair value through other comprehensive income	2,866	2,271	2,866	2,271
Financial assets at amortized cost
Long-term bank deposits*	1,796	1,879	1,796	1,879

Total	157,584	155,632	157,584	155,632

Financial liabilities-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	56,193	10,131	56,193	10,131
Trade and other payables	38,077	27,370	38,077	27,370
Due to related parties	6,541	10,620	6,541	10,620
Lease liabilities	449	551	449	551
Financial liabilities-non-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	3,493	3,650	3,493	3,650
Lease liabilities	1,675	1,783	1,675	1,783

Total	106,428	54,105	106,428	54,105

(i) Methods and assumptions used to estimate fair value

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•

Cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, and financial lease liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

(i) Methods and assumptions used to estimate fair value (continued)

•

Fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of June 30, 2021 and December 31, 2020, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

•

Fixed rate long-term bank deposits and fixed rate and variable-rate borrowings are evaluated using discounted cash flows and the market rates or current rates for deposits of similar remaining maturities.

•	Fair value of financial liabilities at fair value through profit or loss—derivatives is derived from inputs other than quoted prices that are observable for the asset or liability.

•

Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of June 30, 2021 was assessed to be insignificant.

(ii) Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2021 and 2020)	Sensitivity of the input to fair value
				As of June 30, 2021	As of December 31, 2020
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $204	5% decrease in the discount would increase in fair value by $162

The Company estimates the fair value of investment in equity instrument by using the market approach (market comparatives approach). The key in this method is the selection of quoted comparable companies and accommodate adjustments to bring the accounts of different companies into a broadly consistent framework for analysis. Then, select appropriate Indicators of Value. The followings should be taken into account:

•	Enterprise Value (EV) versus Market Capitalization;

•	Earnings-based: EBITDA +/or EBIT versus Net Earnings +/or Net Cash Flow

•	Balance Sheet based: Net Total Assets versus Shareholders Funds

Discount for the lack of liquidity to reflect the lesser liquidity of this equity instrument compared with those of its comparable public company peers. The Company assessed the discount for the lack of liquidity to be 30 percent on the basis of relevant studies applicable in the region and industry as well as on the specific facts and circumstances of the equity instrument. The equity instrument’s finance performance is characterized by stable, consistent growth and profitability. The Company believes the liquidity discount of 30% would be appropriate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

(ii) Description of significant unobservable inputs to valuation (continued)

The Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 within the fair value hierarchy. A reconciliation of the beginning and closing balances is summarized below:

	2021	2020
	US$’000	US$’000
At January 1	2,271	4,062
Re-measurement financial assets to fair value, recognized in other comprehensive income/(loss)	645	(1,069)
Exchange difference on translation	(50)	(25)

At June 30	2,866	2,968

7.	INVENTORIES

	As of June 30, 2021	As of December 31, 2020
	US$’000	US$’000
Raw materials and supplies	37,176	23,490
Work in progress	32,998	17,992
Finished goods	63,123	54,889

Total inventories at the lower of cost and net realizable value	133,297	96,371

Inventories recognized as an expense during June 30, 2021 and 2020 amounted to $204,830, and $114,562 respectively.

For June 30, 2021 and 2020, the Company recognized allowance for inventory of $2,584 and $982 as an expense in cost of sales for inventories carried at net realizable value.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2021	6,872	52,116	7,336	100,265	5,969	7,588	15,661	195,807
Additions	—	—	—	172	178	425	2,847	3,622
Disposals	—	—	—	(5,202)	(191)	(94)	—	(5,487)
Transfer	—	—	71	2,477	90	—	(2,548)	90
Exchange differences	(536)	(2,514)	(397)	(6,170)	(283)	(242)	(848)	(10,990)

At June 30, 2021	6,336	49,602	7,010	91,542	5,763	7,677	15,112	183,042

Depreciation/Impairment
At January 1, 2021	—	(38,485)	(4,856)	(87,544)	(3,857)	(6,365)	—	(141,107)
Depreciation charge for the period	—	(504)	(205)	(1,032)	(254)	(236)	—	(2,231)
Impairment	—	—	—	(28)	—	—	—	(28)
Disposals	—	—	—	5,187	189	93	—	5,469
Transfer	—	—	—	—	(89)	—	—	(89)
Exchange differences	—	2,147	275	5,459	173	221	—	8,275

At June 30, 2021	—	(36,842)	(4,786)	(77,958)	(3,838)	(6,287)	—	(129,711)

Net book value
At June 30, 2021	6,336	12,760	2,224	13,584	1,925	1,390	15,112	53,331

At January 1, 2021	6,872	13,631	2,480	12,721	2,112	1,223	15,661	54,700

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	OTHER CURRENT LIABILITIES

	As of
	June 30, 2021	December 31, 2020
	US$’000	US$’000
Contract liabilities	337	259
Dividend payable	698	691
Onerous contracts provisions	6,820	5,105
Other current liabilities	3,052	1,771

Total	10,907	7,826

Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.

Onerous contracts provisions

	2021	2020
	US$’000	US$’000
At January 1	5,105	238
Recognized	1,999	299
Reversed	(170)	(2)
Exchange differences	(114)	(7)

At June 30	6,820	528

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	RELATED PARTY TRANSACTIONS

The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

Moon View Venture Limited (“Moon View”), PEWC, Singapore Branch, PEWC Singapore Co. (Pte) Ltd., and PEWC (HK) are controlled by PEWC. Moon View is the immediate holding company of the Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand. SPHC is one of the Company’s equity investees. Fujikura Limited is a non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand.

10(a)	Outstanding balance with related parties

The following table provided the total amount of outstanding balance at June 30, 2021 and December 31, 2020.

	Amounts due from related parties		Amounts due to related parties
	As of		As of
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	9	—	4,556	8,550
PEWC, Singapore Branch	27	22	—	—
PEWC Singapore Co. (Pte) Ltd.	—	—	400	400
PEWC (HK)	7,579	5,613	41	42
Associate
SPHC	183	196	1,362	1,362
Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	4,185	5,151	158	240
Others	—	—	24	26

Total	11,983	10,982	6,541	10,620

As of December 31, 2020, the interest rates on the balance due to PEWC Singapore Co. (Pte) Ltd. range from 1.23% to 2.90%. In December 2020, this loan was repaid in full to PEWC Singapore Co. (Pte) Ltd.

In August 2020, APWC procured a total of $6 million secured loan by a pledge of the Company’s 98.3% ownership stake in Sigma Cable. This loan is a straight loan with a fixed interest rate of 3% per annum. In June 2021, the loan was repaid in full to PEWC.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	RELATED PARTY TRANSACTIONS (continued)

10(b)	Transactions with related parties

The transactions undertaken with related parties are summarized as follows:

		For the period ended June 30,
		2021	2020
		US$’000	US$’000
The ultimate parent company
PEWC	Purchases	4,898	2,763
	Sales	—	9
	Management fee paid	120	77
	Information technology service fee paid	16	—
	Interest expenses paid	91	—
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	—	9
PEWC (HK)	Sales	12,846	7,673
	Service fee paid	119	99
Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	2,748	3,115
	Construction of factory building expenses	1,244	—

10(c) Compensation of key management personnel of the Company

	For the period ended June 30,
	2021	2020
	US$’000	US$’000
Short-term employee benefits	1,011	1,612
Post-employment benefits	44	68

Total compensation paid to key management personnel	1,055	1,680

The amounts disclosed in the table were recognized as expenses during the reporting periods.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	SUBSEQUENT EVENT

Onerous contracts

The LME copper price rose sharply from US$9,385/ton on June 30, 2021 to US$9,955/ton on Oct 29, 2021, additional unrealized loss of US$ 1.4 million was recognized in the second half of 2021 for our Singapore subsidiary.

Other than the above events, the Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

12.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on November 8, 2021.